EXHIBIT 99.1

SNDL Reports First Quarter 2026 Financial and Operational Results

The Company Maintains Strong Liquidity and Advances Strategic Priorities and Profit-Enhancement Initiatives

EDMONTON, Alberta, April 29, 2026 (GLOBE NEWSWIRE) -- SNDL Inc. (NASDAQ: SNDL, CSE: SNDL) (“SNDL” or the “Company”) reported its financial and operational results for the first quarter ended March 31, 2026. All financial information in this press release is reported in millions of Canadian dollars unless otherwise indicated.

SNDL has also posted a supplemental investor presentation on its website, found at https://sndl.com.

The Company will hold a conference call and webcast presentation at 10:00 a.m. EDT (8:00 a.m. MDT) on Wednesday, April 29, 2026. The conference call details can be found below.

MANAGEMENT HIGHLIGHTS

  Net revenue for the first quarter of 2026 was $195.9 million, representing a -4.4% decrease compared with the same period of the prior year, driven by market headwinds in both Liquor and Cannabis segments.
  Gross profit of $52.8 million for the first quarter of 2026, represents a decline of $(3.8) million, or -6.8%, compared to the same period of the prior year, driven by lower revenue across all segments and inventory adjustments and one-time costs in Cannabis Operations.
  Gross margin (1) of 27.0% in the first quarter of 2026 represents a reduction of -0.7% compared to the same period of the prior year, driven by Cannabis Operations, partially offset by margin expansion in both Liquor and Cannabis Retail segments.
  Operating Loss of $(9.1) million for the first quarter of 2026, representing an improvement of $2.9 million compared to the same period of the prior year, driven by the absence of prior-year equity-accounted investees valuation reductions and restructuring-related charges, which more than offset the decline in gross profit. Excluding restructuring-related charges, Adjusted Operating Loss totaled $(8.9) million in the first quarter of 2026, a $0.1 million improvement compared with the same period of the prior year.
  Cash flow was negative by $(26.7) million in the first quarter of 2026, partly driven by cash outflows of $9.6 million related to share repurchases, $6.6 million associated with changes in long‑term investments, and a $2.9 million payment for the acquisition of five Cost Cannabis retail stores.
  Free cash flow (1) was negative $(7.6) million in the first quarter of 2026, driven by income statement losses and inventory build-ups within Cannabis Operations.

“Beyond the normal seasonality that impacts the first quarter each year, Q1 2026 was particularly challenging, driven primarily by market softness across our business segments and operating territories,” said Zach George, Chief Executive Officer of SNDL. “While remaining focused on our strategic priorities and anticipating an improvement in the cannabis market in the second half of the year, we are not standing still. We are proactively adjusting our commercial execution and cost structure to reflect the reality of current market conditions.”

Some of the initiatives advanced during the first quarter include:

  Jeeter Contract: Ahead of the official April 2026 launch, SNDL assumed exclusive Canadian production and commercialization of Jeeter, a leading U.S. cannabis brand, enhancing its positioning in the premium pre-roll category.
  Profit-enhancement initiatives: In parallel with adjustments to commercial execution to mitigate softer market demand, the Company is deploying several initiatives expected to contribute approximately $20 million of incremental operating income over the remainder of the year.
  SunStream restructuring progress: As U.S. cannabis rescheduling gains momentum, the restructuring of the Parallel and Skymint investments continues to advance toward completion, with only a limited number of remaining requirements outstanding.
  Share buybacks: During the first quarter of 2026, the Company repurchased 4.5 million common shares for cancellation, bringing the total numbers of shares repurchased since the fourth quarter of 2024 to 15.1 million.

“With $213.4 million of unrestricted cash and no debt as of March 31, 2026, and exposure across the Canadian, U.S., and European markets, we are uniquely positioned to deploy capital across both organic and inorganic opportunities to further enhance our portfolio and accelerate growth. We are confident that, as current market conditions continue to challenge existing operators, attractive opportunities may emerge in the short to mid‑term. More than ever, disciplined capital allocation remains a key priority for our management team, alongside continued execution on efficiency initiatives and profit‑enhancement actions,” concluded Zach George.

TOTAL COMPANY HIGHLIGHTS

	Three months ended March 31
($000s)	2026	2025	% Change
IFRS Financial Measures
Net revenue	195,906	204,914	-4.4%
Gross profit	52,812	56,641	-6.8%
Operating income (loss)	(9,114)	(12,053)	24.4%
Change in cash and cash equivalents	(26,697)	2,508	-1164.5%

Non-IFRS Financial Measures(1)
Gross margin	27.0%	27.6%	-0.7	pp
Adjusted operating income (loss)	(8,942)	(9,031)	1.0%
Free cash flow	(7,591)	(1,090)	-596.4%

(1) Gross Margin is a supplementary financial measure calculated by dividing Gross Profit by Net Revenue. Adjusted operating income (loss) and Free Cash Flow are specified financial measures that do not have a standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures reported by other companies. See “Non-IFRS Measures” section below for further information.

BUSINESS SEGMENT HIGHLIGHTS

SNDL operates and reports its business through four segments: Liquor Retail, Cannabis Retail, Cannabis Operations, and Investments. Additionally, a consolidated total for Cannabis is presented, encompassing the combined results of the two Cannabis segments, along with the revenue elimination associated with the Cannabis Operations sales to the provincial boards that are expected to be subsequently repurchased by the Company’s licensed retail subsidiaries for resale. Corporate and shared service expenses are reported as “Corporate”.

	Three months ended March 31
($000s)	2026	2025(2)	% Change
Net Revenue
Cannabis Retail	77,345	77,540	-0.3%
Cannabis Operations	29,432	34,319	-14.2%
Intersegment Eliminations	(14,954)	(16,417)	8.9%
Total Cannabis	91,823	95,442	-3.8%
Liquor Retail	104,083	109,472	-4.9%
Investments	—	—	0.0%
Total	195,906	204,914	-4.4%

Operating Income
Cannabis Retail	1,116	1,327	-15.9%
Cannabis Operations	(6,942)	(6,171)	-12.5%
Total Cannabis	(5,826)	(4,844)	-20.3%
Liquor Retail	(3,160)	(2,417)	-30.7%
Investments	2,038	(1,601)	227.3%
Corporate	(2,166)	(3,191)	32.1%
Total	(9,114)	(12,053)	24.4%

Adjusted Operating Income
Cannabis Retail	1,116	1,327	-15.9%
Cannabis Operations	(6,942)	(3,276)	-111.9%
Total Cannabis	(5,826)	(1,949)	-198.9%
Liquor Retail	(3,160)	(2,417)	-30.7%
Investments	2,038	(1,601)	227.3%
Corporate	(1,994)	(3,064)	34.9%
Total	(8,942)	(9,031)	1.0%

(2) In 2026, the Company began allocating applicable direct and indirect overhead costs from the corporate segment to each individual operating segment all categorized within general and administrative expenses. The Company has recast the comparative period to illustrate the impact of these allocations had they been done during the prior period, as documented in the condensed interim Financial Statements.

Liquor Retail

SNDL is Canada's largest private sector liquor retailer, operating at April 28, 2026 in 167 locations, predominantly in Alberta, under its three retail banners: “Wine and Beyond” (15), “Liquor Depot” (19), and “Ace Liquor” (133).

	Three months ended March 31
($000s)	2026	2025	% Change
Net revenue	104,083	109,472	-4.9%
Gross profit	26,658	27,803	-4.1%
Gross margin	25.6%	25.4%	0.2	pp
Operating income	(3,160)	(2,417)	-30.7%
Adjusted operating income	(3,160)	(2,417)	-30.7%

  Net revenue for Liquor Retail continued to decline in the first quarter of 2026, as market demand softness persisted and impacted same-store sales(3), which decreased by -6.1% in the period compared to the same period of the prior year.
  Operating income declined, driven by lower revenue, partially offset by gross margin improvements, including increased penetration of private‑label offerings at accretive margins, as well as cost optimization and in‑store productivity initiatives.

(3) Same-store sales is a specified financial measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. See “Non-IFRS Measures” section below for further information.

Cannabis Retail

SNDL is one of Canada’s largest private-sector cannabis retailer, operating at April 28, 2026 in 193 locations under its three retail banners: “Value Buds” (127), “Spiritleaf” (61, of which 4 are corporate stores and 57 are franchise stores), and “Cost Cannabis” (5). The Company’s Cannabis Retail strategy is based on several pillars, including the quality of its store locations, its range of products, and the unique experiences provided to customers. Using data and insights from a large volume of monthly transactions enables SNDL to leverage technology and analytics to inform and improve its retail strategy.

	Three months ended March 31
($000s)	2026	2025	% Change
Net revenue	77,345	77,540	-0.3%
Gross profit	20,352	19,627	3.7%
Gross margin	26.3%	25.3%	1.0	pp
Operating income	1,116	1,327	-15.9%
Adjusted operating income	1,116	1,327	-15.9%

  Net revenue for Cannabis Retail declined slightly in the first quarter compared with the same period of the prior year, driven by a same‑store sales decline of -2.5%, partially offset by new store openings and Value Buds store conversions. New stores included the integration of five Cost Cannabis locations in Alberta and Saskatchewan.
  Operating income also declined slightly compared with the same period of the prior year due to $1 million of un-adjusted one‑time charges incurred during the quarter, despite improvements in gross margin and SG&A cost efficiency. Gross margin expanded by one percentage point, supported by price increases, improved promotional effectiveness, and favorable product mix management.

Cannabis Operations

SNDL has a diverse brand portfolio from value to premium, emphasizing premium inhalable formats and a full suite of 2.0 products. With enhanced procurement capabilities and plans to continue evolving toward a cost-effective cultivation and manufacturing operation, the Cannabis Operations segment is a key enabler of SNDL’s vertical integration strategy.

	Three months ended March 31
($000s)	2026	2025	% Change
Net revenue	29,432	34,319	-14.2%
Gross profit	5,802	9,211	-37.0%
Gross margin	19.7%	26.8%	-7.1	pp
Operating income (loss)	(6,942)	(6,171)	-12.5%
Adjusted operating income (loss)	(6,942)	(3,276)	-111.9%

  Cannabis Operations experienced a larger relative decline in revenue, driven by overall softening market demand, destocking activity, and temporary adjustments in business-to-business order phasing. These declines were partially offset by growth in international sales, which increased from $1.8 million in the first quarter of 2025 to $3.5 million in the first quarter of 2026.
  Operating income declined compared with the same period in the prior year, driven by gross margin compression and one‑time, unadjusted charges. The gross margin decline was primarily attributable to inventory adjustments and under‑absorption resulting from lower production volumes. One‑time, unadjusted charges included an incremental write‑down related to the idle Stellarton facility.

Investments

  As of March 31, 2026, the Company has deployed capital to a portfolio of cannabis-related investments with a carrying value of $410.1 million, including $395.4 million to SunStream Bancorp Inc. (“SunStream”). This carrying value was increased by $12.5 million during the first quarter of 2026, primarily due to an increase in the USD to CAD exchange rate from 1.3706 on December 31, 2025 to 1.3939 on March 31, 2026.
  The previously disclosed restructuring process relating to Skymint continues. On April 1, 2026, the Michigan Supreme Court has agreed to hear oral argument on applications for leave to appeal. The Court has not reached a decision on the merits. Timing and outcomes remain uncertain and are subject to court process and other factors.
  The previously disclosed restructuring process relating to Parallel continues. On February 4, 2025, the Florida Department of Health approved the transfer of Parallel’s license, representing an important milestone in completing Parallel’s restructuring process. In December 2025, a settlement was reached resolving the final remaining litigation, and SNDL currently expects the strict foreclosure process to close in Q3 2026, subject to completion of remaining steps, satisfaction of applicable conditions, and any required approvals.
  The investment portfolio generated a positive operating income of $2.0 million in the first quarter of 2026, primarily driven by interests earned from our cash accounts.
  On April 23, 2026, the DOJ and DEA issued an order placing FDA-approved cannabis products and state-regulated medical cannabis in Schedule III, while launching an expedited process to reschedule all cannabis from Schedule I. This move is expected to eliminate 280E tax burdens, expand research, improve regulation, and enhance access to capital, strengthening the industry outlook, with direct relevance to SNDL given its exposure to core US medical markets through its SunStream credit exposure.

Equity Position

  $623.6 million of unrestricted cash, marketable securities and investments, including investments in equity-accounted investees, and no outstanding debt at March 31, 2026, resulting in a net book value of $1.1 billion.
  The board of directors of the Company has approved the renewal of its share repurchase program upon the expiry on November 20, 2025.
  For the three months ended March 31, 2026, the Company purchased for cancellation 4,453,358 common shares at a weighted average price, excluding commissions, of US$1.56 per share. SNDL will continue to evaluate opportunities to utilize the program to the extent that management believes it is in the best interest of SNDL’s shareholders. As a reminder, since the fourth quarter of 2024 the Company has repurchased 15,055,627 common shares for cancellation.

This press release is intended to be read in conjunction with the Company’s condensed consolidated interim financial statements and the notes thereto for the three months ended March 31, 2026, and the accompanying Management’s Discussion and Analysis. These documents are available under the Company’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml.

CONFERENCE CALL

The Company will hold a conference call and webcast presentation at 10:00 a.m. EDT (8:00 a.m. MDT) on Wednesday, April 29, 2026.

WEBCAST ACCESS
To access the live webcast of the call, please visit the following link:
https://edge.media-server.com/mmc/p/9eyekwcv

REPLAY

A replay of the webcast will be available at https://sndl.com/financials/quarterly-results/default.aspx

ABOUT SNDL INC.

SNDL Inc. (NASDAQ: SNDL, CSE: SNDL), through its wholly owned subsidiaries, is one of the largest vertically integrated cannabis companies and the largest private-sector liquor and cannabis retailer in Canada, with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf and Cost Cannabis. With products available in licensed cannabis retail locations nationally, SNDL’s consumer-facing cannabis brands include Top Leaf, Contraband, Palmetto, Bon Jak, La Plogue, Versus, Value Buds, Grasslands, Vacay, Pearls by Grön, No Future and Bhang Chocolate. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry. For more information, please visit www.sndl.com

For more information:
Tomas Bottger
Investor Relations, SNDL Inc.
O: 1.587.327.2017
E: investors@sndl.com

Forward-Looking Information Cautionary Statement
This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the Company’s operational goals, plans and key priorities, the Company’s ability to deploy capital and the expected benefits thereof, expectations related to the Jeeter contract, the growth opportunities available to SNDL and the expected benefits thereof, expectations with respect to the 1CM transaction, including the satisfaction of certain regulatory approvals, the progress of the Sunstream restructurings, expectations with respect to the Skymint and Parallel restructuring processes, SNDL’s corporate restructuring program, including the timing to conclude the restructuring and expected benefits thereof, the expected benefits of the enterprise resource planning (“ERP”) system consolidation, SNDL’s ability to recover the senior secured notes held in Cannabist, the potential impact of reclassifying cannabis from Schedule I to Schedule III under the Controlled Substances Act, the Company’s retail strategy, and any other potential forms of shareholder value creation. Forward-looking statements are frequently characterized by words such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “pioneer”, “seek”, “should”, “target”, “will”, “would”, and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry in which it operates and management’s beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond its control. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see “Risk Factors” in the Company’s annual information form dated March 11, 2026, and the risk factors included in our other public disclosure documents for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Condensed Consolidated Interim Statement of Loss and Comprehensive Loss (Expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended March 31
	2026	2025
Net revenue	195,906	204,914
Cost of sales	143,094	148,273
Gross profit	52,812	56,641

Investment income	1,537	2,856
Share of profit (loss) of equity-accounted investees	501	(4,457)

General and administrative	46,607	46,359
Sales and marketing	4,009	3,767
Depreciation and amortization	12,855	13,228
Share-based compensation	616	1,388
Restructuring costs	172	326
Asset (reversal) impairment, net	(178)	1,984
Other income	(81)	—
Research and development	4	100
Gain on disposition of assets	(40)	(59)
Operating loss	(9,114)	(12,053)

Other expenses, net	(2,294)	(2,654)
Loss before income tax	(11,408)	(14,707)
Income tax recovery	1,497	—
Net loss	(9,911)	(14,707)

Equity-accounted investees - share of other comprehensive income (loss)	5,013	(348)
Investments at fair value through other comprehensive income ("FVOCI") - change in fair value	(1,292)	(5,230)
Comprehensive loss	(6,190)	(20,285)

Condensed Consolidated Interim Statement of Financial Position (Expressed in thousands of Canadian dollars)

As at	March 31, 2026	December 31, 2025

Assets
Current assets
Cash and cash equivalents	213,404	252,243
Restricted cash	20,124	20,081
Marketable securities	139	84
Accounts receivable	29,059	27,643
Biological assets	2,969	3,120
Inventory	134,982	126,877
Prepaid expenses and deposits	15,158	15,566
Investments	362	484
Assets held for sale	746	746
Net investment in subleases	2,877	2,775
	419,820	449,619
Non-current assets
Long-term deposits and receivables	2,508	4,526
Right of use assets	136,852	138,353
Property, plant and equipment	149,398	151,900
Net investment in subleases	11,244	11,643
Intangible assets	57,824	58,520
Investments	14,322	11,574
Equity-accounted investees	395,411	385,534
Goodwill	127,260	124,248
Total assets	1,314,639	1,335,917

Liabilities
Current liabilities
Accounts payable and accrued liabilities	51,799	56,747
Lease liabilities	34,990	35,462
	86,789	92,209
Non-current liabilities
Lease liabilities	133,381	134,471
Other liabilities	6,925	8,041
Total liabilities	227,095	234,721

Shareholders’ equity
Share capital	2,274,393	2,310,398
Warrants	306	306
Contributed surplus	53,089	54,038
Accumulated deficit	(1,282,860)	(1,302,441)
Accumulated other comprehensive income ("AOCI")	42,616	38,895
Total shareholders’ equity	1,087,544	1,101,196
Total liabilities and shareholders’ equity	1,314,639	1,335,917

Condensed Consolidated Interim Statement of Cash Flows (Expressed in thousands of Canadian dollars)

	Three months ended March 31
	2026	2025
Cash provided by (used in):
Operating activities
Net loss for the period	(9,911)	(14,707)
Adjustments for:
Income tax recovery	(1,497)	—
Interest and fee income	(1,482)	(2,856)
Change in fair value of biological assets	(46)	(1,447)
Change in fair value of inventory sold	230	336
Share-based compensation	616	1,388
Depreciation and amortization	14,116	14,187
Gain on disposition of assets	(40)	(59)
Inventory impairment and obsolescence	1,446	591
Finance costs, net	2,062	1,690
Change in estimate of fair value of derivative warrants	—	(12)
Unrealized foreign exchange (gain) loss	(299)	13
Asset (reversal) impairment, net	(178)	1,984
Share of (profit) loss of equity-accounted investees	(501)	4,457
Unrealized gain on marketable securities	(206)	—
Additions to marketable securities	151	—
Interest received	1,361	2,936
Exercise of cash-settled deferred share units	(474)	—
Change in non-cash working capital	(1,867)	(713)
Net cash provided by operating activities	3,481	7,788
Investing activities
Additions to property, plant and equipment	(2,638)	(1,588)
Additions to investments	(4,032)	(8,997)
Principal payments from investments	116	26,907
Capital (contributions) distributions from equity-accounted investees	(2,866)	719
Proceeds from disposal of property, plant and equipment	43	113
Acquisitions	(2,900)	—
Change in non-cash working capital	911	18
Net cash (used in) provided by investing activities	(11,366)	17,172
Financing activities
Payments on lease liabilities, net	(10,056)	(7,512)
Repurchase of common shares	(9,575)	(15,031)
Change in non-cash working capital	819	91
Net cash used in financing activities	(18,812)	(22,452)
Change in cash and cash equivalents	(26,697)	2,508
Adjustment on initial application of amendments to IFRS 9 on January 1, 2026	(12,142)	—
Cash and cash equivalents, beginning of period	252,243	218,359
Cash and cash equivalents, end of period	213,404	220,867

NON-IFRS MEASURES

Certain specified financial measures in this news release are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures reported by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for or superior to measures of performance prepared in accordance with IFRS. These measures are presented and described in order to provide shareholders and potential investors with additional measures in understanding the Company’s operating results in the same manner as the management team.

ADJUSTED OPERATING INCOME (LOSS)
Adjusted operating income (loss) is a non-IFRS financial measure which the Company uses to evaluate its operating performance in a similar manner to its management team. The Company defines adjusted operating income (loss) as operating income (loss) less restructuring costs (recovery), goodwill and intangible asset impairments and asset impairments triggered by restructuring activities.

The following tables reconcile adjusted to un-adjusted operating income (loss) for the periods noted.

($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Three months ended March 31, 2026
Operating income (loss)	1,116	(6,942)	(5,826)	(3,160)	2,038	(2,166)	(9,114)
Adjustments:
Restructuring costs	—	—	—	—	—	172	172
Adjusted operating income (loss)	1,116	(6,942)	(5,826)	(3,160)	2,038	(1,994)	(8,942)

($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Three months ended March 31, 2025
Operating income (loss)	1,327	(6,171)	(4,844)	(2,417)	(1,601)	(3,191)	(12,053)
Adjustments:
Restructuring costs	—	199	199	—	—	127	326
Impairments triggered by restructuring	—	2,696	2,696	—	—	—	2,696
Adjusted operating income (loss)	1,327	(3,276)	(1,949)	(2,417)	(1,601)	(3,064)	(9,031)

GROSS MARGIN
Gross margin is a supplementary financial measure calculated as gross profit divided by net revenue for the periods presented. This measure evaluates the underlying profitability of our operations and provides useful information about the Company’s ability to price products effectively, manage input costs, drive operating efficiencies, and compare results across periods and business segments

FREE CASH FLOW
Free cash flow is a non-IFRS financial measure which the Company uses to evaluate its financial performance, providing information which management believes to be useful in understanding and evaluating the Company’s ability to generate positive cash flows as it removes cash used for non-operational items. The Company defines free cash flow as the total change in cash and cash equivalents less cash used for common share repurchases, dividends (if any), changes to debt instruments, changes to long-term investments, net cash used for acquisitions plus cash provided by dispositions (if any).

The following table reconciles free cash flow to change in cash and cash equivalents for the periods noted.

	Three months ended March 31
($000s)	2026	2025
Change in cash and cash equivalents	(26,697)	2,508
Adjustments:
Repurchase of common shares	9,575	15,031
Changes to long-term investments	6,631	(18,629)
Acquisitions, net of cash acquired	2,900	—
Free cash flow	(7,591)	(1,090)

SAME-STORE SALES
Same store sales is a non-IFRS financial measure which the Company uses to evaluate its financial performance in its retail segments. Same store sales provides information which management believes to be useful to investors, analysts and others in understanding and evaluating the Company’s sales trends excluding the effect of the opening and closure of stores.

Same store sales refers to the revenue generated by the Company’s existing retail locations during the current and prior comparison periods.

ADJUSTED EBITDA
Adjusted EBITDA is a non-IFRS financial measure which the Company uses to evaluate its operating performance. Adjusted EBITDA provides information to investors, analysts, and others to aid in understanding and evaluating the Company’s operating results. The Company defines adjusted EBITDA as net earnings (loss) before inventory and biological assets fair value and impairment adjustments, share of (gain) loss of equity-accounted investees, depreciation and amortization, share-based compensation expense, restructuring costs, asset impairment, gain or loss on disposal of property, other expenses, net, income tax expense (recovery) and excluding non-recurring items including ERP implementation costs and litigation settlements, net of recoveries.

	Three months ended March 31
($000s)	2026	2025
Net earnings (loss)	(9,911)	(14,707)
Adjustments:
Inventory and biological assets fair value and impairment adjustments	1,630	(520)
Share of (gain) loss of equity-accounted investees	(501)	4,457
Depreciation and amortization	12,855	13,228
Share-based compensation	616	1,388
Restructuring costs	172	326
Asset impairment	(178)	1,984
Gain on disposition of PP&E	(40)	(59)
Other expenses, net	2,294	2,654
Income tax recovery	(1,497)	—
Non-recurring items	387	206
Adjusted EBITDA	5,827	8,957